                                                                    EXHIBIT (99)

                            FIRST UNION AND WACHOVIA
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the merger of First Union Corporation and Wachovia Corporation on the companies' historical financial positions and results of operations under the purchase accounting method. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of First Union and Wachovia as of and for the six months ended June 30, 2001, and for the year ended December 31, 2000. The unaudited pro forma condensed combined balance sheet as of June 30, 2001, assumes the merger was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been consummated at the beginning of each period presented.

The merger, which was announced on April 16, 2001, provides for the exchange of two shares of First Union common stock for each outstanding share of Wachovia common stock. On July 31, 2001, First Union's shareholders approved the merger and on August 3, 2001, Wachovia shareholders approved the merger, based on preliminary proxy results which will be certified by an independent vote tabulation service. The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes of both First Union and Wachovia.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the merger had been consummated during the periods or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

More information related to the proposed merger can be found in First Union's Current Report on Form 8-K dated April 16, 2001, which is incorporated herein by reference.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            FIRST UNION AND WACHOVIA

                                  JUNE 30, 2001

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of First Union and Wachovia as of June 30, 2001, assuming the companies had been combined as of that date on a purchase accounting basis.

                                                                                     June 30, 2001
                                                ---------------------------------------------------

                                                      First               Pro Forma      Pro Forma
(In millions)                                         Union   Wachovia  Adjustments       Combined
---------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (NOTE 4)             $        8,665      2,587       (1,578)         9,674
Interest-bearing bank balances                        1,666         55            -          1,721
Federal funds sold and securities
  purchased under resale agreements                   9,161        631            -          9,792
---------------------------------------------------------------------------------------------------
        Total cash and cash equivalents              19,492      3,273       (1,578)        21,187
---------------------------------------------------------------------------------------------------
Trading account assets                               23,181      2,085            -         25,266
Securities (NOTE 4)                                  48,055      6,901           30         54,986
Loans, net of unearned income                       122,492     52,160            -        174,652
  Allowance for loan losses                          (1,760)      (757)           -         (2,517)
---------------------------------------------------------------------------------------------------
        Loans, net                                  120,732     51,403            -        172,135
---------------------------------------------------------------------------------------------------
Premises and equipment (NOTE 4)                       4,852        927         (102)         5,677
Due from customers on acceptances                       856         63            -            919
Goodwill and other intangible assets (NOTES 3 AND 4)  3,625      1,318        7,589         12,532
Other assets (NOTE 4)                                25,148      4,333          (75)        29,406
---------------------------------------------------------------------------------------------------
        Total assets                         $      245,941     70,303        5,864        322,108
---------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits (NOTE 4)              29,633      8,526         (285)        37,874
  Interest-bearing deposits (NOTE 4)                108,934     35,752       (1,215)       143,471
---------------------------------------------------------------------------------------------------
        Total deposits                              138,567     44,278       (1,500)       181,345
Short-term borrowings                                34,754      7,912            -         42,666
Bank acceptances outstanding                            859         63            -            922
Trading account liabilities                           7,907        394            -          8,301
Other liabilities (NOTE 4)                           11,650      2,538        1,001         15,189
Long-term debt                                       36,060      8,662            -         44,722
---------------------------------------------------------------------------------------------------
        Total liabilities                           229,797     63,847         (499)       293,145
---------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock (NOTES 2 AND 4)                           -          -           49             49
Common stock (NOTES 2 AND 4)                          3,264      1,017          338          4,619
Paid-in capital (NOTE 4)                              6,345        705       10,834         17,884
Retained earnings (NOTE 4)                            6,627      4,728       (4,852)         6,503
Accumulated other comprehensive
  income, net (NOTE 4)                                  (92)         6           (6)           (92)
---------------------------------------------------------------------------------------------------
        Total stockholders' equity                   16,144      6,456        6,363         28,963
---------------------------------------------------------------------------------------------------
        Total liabilities and stockholders'
          equity                             $      245,941     70,303        5,864        322,108
---------------------------------------------------------------------------------------------------

See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                         SIX MONTHS ENDED JUNE 30, 2001

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2001, on a purchase accounting basis.



                                                                              Six Months Ended June 30, 2001
                                                   ----------------------------------------------------------

                                                          First                     Pro Forma      Pro Forma
(In millions)                                             Union       Wachovia    Adjustments       Combined
-------------------------------------------------------------------------------------------------------------
Interest income                                  $        7,845          2,333              -         10,178
Interest expense                                          4,432          1,225              -          5,657
-------------------------------------------------------------------------------------------------------------
Net interest income                                       3,413          1,108              -          4,521
Provision for loan losses                                   442            210              -            652
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                             2,971            898              -          3,869
Securities transactions - portfolio                         (16)           106              -             90
Fee and other income                                      3,220            833              -          4,053
Restructuring and merger-related charges                    (67)            13              -            (54)
Noninterest expense (NOTES 5 AND 8)                       4,473          1,143            221          5,837
-------------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes                                           1,769            681           (221)         2,229
Income taxes (NOTES 5 AND 8)                                552            241            (77)           716
-------------------------------------------------------------------------------------------------------------
Income from continuing operations                $        1,217            440           (144)         1,513
=============================================================================================================
PER COMMON SHARE DATA (NOTE 6)
Income from continuing operations
  Basic                                          $         1.24           2.14              -           1.08
  Diluted                                        $         1.23           2.12              -           1.07
Average common shares outstanding (In thousands)
  Basic                                                 968,502        205,827        205,827      1,380,156
  Diluted                                               976,978        207,345        207,345      1,391,668

----------------

See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2000, on a purchase accounting basis.



                                                                                Year Ended December 31, 2000
                                                   ----------------------------------------------------------

                                                          First                     Pro Forma      Pro Forma
(In millions)                                             Union       Wachovia    Adjustments       Combined
-------------------------------------------------------------------------------------------------------------
Interest income                                  $       17,534          4,699              -         22,233
Interest expense                                         10,097          2,549              -         12,646
-------------------------------------------------------------------------------------------------------------
Net interest income                                       7,437          2,150              -          9,587
Provision for loan losses                                 1,736            390              -          2,126
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Net interest income after provision for
  loan losses                                             5,701          1,760              -          7,461
Securities transactions - portfolio                      (1,134)             -              -         (1,134)
Fee and other income                                      7,846          1,570              -          9,416
Restructuring and merger-related charges                  2,190            107              -          2,297
Noninterest expense (NOTES 5 AND 8)                       9,520          2,218            443         12,181
-------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes and cumulative effect of a
  change in accounting principle                            703          1,005           (443)         1,265
Income taxes (NOTES 5 AND 8)                                565            342           (155)           752
-------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  cumulative effect of a change in accounting
  principle                                      $          138            663           (288)           513
=============================================================================================================
PER COMMON SHARE DATA (NOTE 6)
Income from continuing operations before
  change in accounting principle
    Basic                                        $         0.12           3.27              -           0.36
    Diluted                                      $         0.12           3.24              -           0.36
Average common shares outstanding (In thousands)
  Basic                                                 970,608        202,989        202,989      1,376,586
  Diluted                                               974,172        204,450        204,450      1,383,072

----------------

See accompanying notes to pro forma financial information.

         NOTES TO FIRST UNION AND WACHOVIA UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

                            FIRST UNION AND WACHOVIA

                         SIX MONTHS ENDED JUNE 30, 2001
                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)
--------------------------------------------------------------------------------

(1) The merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Wachovia will be recorded at their respective fair values on the date the merger is completed. The shares of First Union common stock issued to effect the merger will be recorded at $31.15 per share which is the average price of the shares over a four-day period surrounding the date the merger was announced.

     The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Wachovia at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Wachovia, principally loans and borrowings, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

     The unaudited pro forma financial information includes the impact of required deposit divestitures estimated to be $1.5 billion. We expect to realize significant revenue enhancements and cost savings following the merger which also are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings.

     The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Wachovia will change the amount of the purchase price allocable to goodwill. Additionally, changes to Wachovia's stockholders' equity including net income from April 1, 2001 through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

(2) The pro forma financial information for the merger is included only as of and for the six months ended June 30, 2001, and for the year ended December 31, 2000. The pro forma adjustments in the pro forma financial statements reflect an exchange ratio of 2 shares of First Union common stock for each of the 203,322,000 shares of Wachovia common stock that were outstanding at June 30, 2001. The unaudited pro forma information presented in the pro forma financial statements is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

     The pro forma financial information reflects the addition of 406,644,000 shares of First Union common stock with an aggregate par value of $1.4 billion, an increase in paid-in capital of $10.8 billion for the excess of the fair value of the shares over the par value, and goodwill and deposit base premium of $7.1 billion and $1.8 billion, respectively. Included in the pro forma financial information for the six months ended June 30, 2001, is the assumption that shareholders holding 50% of Wachovia common stock, or 101,661,000 common shares, will elect to receive the one-time cash payment of $0.48 per Wachovia share, or a total of $49 million, which will be paid to Wachovia shareholders in connection with the merger. It is assumed that the remaining 50% of Wachovia shareholders will elect to receive 203,322,000 shares of First Union dividend equalization preferred stock (DEPs), which based on the current quarterly Wachovia common stock dividend rate of $0.30 per share and the quarterly First Union common stock dividend rate of $0.24 per share, would have entitled the holders of the First Union dividend equalization preferred stock to receive a dividend of $.06 per share, or a total of $12 million, for the three months ended June 30, 2001. The assumption that one-half of Wachovia's shareholders will elect to receive the $0.48 cash payment and one-half will elect to receive DEPs was deemed to be the most reasonable and least speculative assumption for purposes of this presentation because First Union and Wachovia do not currently know which election Wachovia shareholders will make upon completion of the merger. The estimated present value of the DEPs is $0.48 per Wachovia share, or $49 million, and accordingly, is included in the pro forma financial information.

     We attributed a value of $0.24 per DEP by calculating the present value of the difference between $0.30 per share and the regular quarterly dividend per common share we estimate for the combined company. We based our estimate of the combined company's regular quarterly common stock dividend on a cash basis dividend payout ratio of slightly less than 33%. This results in dividends of $0.06 per DEP for the first two quarters after the merger, $0.04 per DEP for the next two quarters and $0.02 per DEP for the next three quarters. These estimated dividends amount to $0.26 per DEP, and since the dividends are cumulative, the full amount of the estimated difference has been included in the valuation. The present value of the total estimated DEP dividend is $0.24 using a discount rate of 13%. We selected the 13% discount rate based on the risk free rate adjusted for our credit standing and the uncertainty associated with the combined company's future dividends. We do not believe that the liquidation preference of the DEPs or whether the DEPs will be listed on an exchange or quoted through an interdealer quotation system materially affects their present value, and therefore, we did not include these factors in our valuation. The combined company's dividend policy is subject to change, and accordingly, the amount of dividends actually paid may differ from the amounts we assumed for purposes of our present value calculations.

     Upon completion of the merger, Wachovia stock options will be exchanged for stock options of the combined company with the number of options and option price adjusted for the 2-for-1 exchange ratio. The vesting will continue in accordance with the vesting schedule of the original Wachovia options. Vested and unvested employee stock options issued by the combined company in exchange for stock options held by employees of Wachovia are considered part of the purchase price, and accordingly, the purchase price includes the fair value of employee stock options of $227 million.

     The fair value of the combined company options that will be issued in exchange for the Wachovia options was estimated using the Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of employee stock options. The more significant assumptions used in estimating the fair value of the First Union stock options to be issued in exchange for Wachovia stock options include a risk-free interest rate of 4.5 percent, a dividend yield of 3.2 percent, weighted average expected life of 5.3 years, and volatility of the combined company stock of 45 percent.

     Additionally, the pro forma balance sheet adjustments include an estimated $112 million restructuring accrual; payment of an estimated $78 million of merger-related charges; an estimated net adjustment of $144 million to reflect the net assets of Wachovia at their respective fair values; and an estimated $520 million to reflect the amounts allocated to liabilities assumed in the purchase business combination. The liabilities assumed in the merger consist principally of personnel related costs which include involuntary termination benefits for employees severed in connection with the merger as well as relocation costs for continuing employees, costs to cancel contracts that will provide no future benefit to the combined company, and occupancy related costs representing the present value of future lease payments or lease cancellations penalties for space vacated in connection with the merger. The $520 million includes only those costs associated with the company not surviving the merger. These balance sheet adjustments are part of a total of $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments as shown in Note 9 below. The rest of the $1.4 billion is estimated merger-related charges not reflected in the pro forma financial statements since they will be recorded in years 2002 through 2004.

     The restructuring and merger-related adjustments are not included in the pro forma statements of income since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

(3) The computation of the purchase price, the allocation of the purchase price to the net assets of Wachovia based on fair values estimated at June 30, 2001, the basis for determining the amount of deposit base premium allocated to the purchase price and the resulting amount of goodwill are presented below.

(In millions)                                                                                                        June 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Purchase price
  Wachovia common stock outstanding (In thousands)                                                         203,322
  Exchange ratio                                                                                                 2
                                                                                                         ----------
        Total (In thousands)                                                                               406,644
  Purchase price per Wachovia common share                                                             $     31.15 $        12,667
                                                                                                         ==========
  Wachovia common shares electing to receive DEPs shares (In thousands)                                    101,661
  Estimated present value per share                                                                    $      0.48              49
                                                                                                         ==========
  Cash dividend                                                                                                                 49
  Fair value of outstanding employee stock options                                                                             227
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          Total purchase price                                                                                              12,992
  Net assets acquired
    Wachovia stockholders' equity                                                                      $     6,456
    Wachovia goodwill and other intangible assets                                                      $    (1,318)         (5,138)
                                                                                                         ----------   -------------
          Excess of purchase price over carrying value of net assets acquired                                                7,854
  Estimated adjustments to reflect net assets acquired at fair value
    Investment securities                                                                                                      (30)
    Premises and equipment                                                              $          102
    Other assets                                                                        $           75         177
                                                                                          =============
  Estimated amounts allocated to liabilities assumed in the purchase business combination
      Personnel related                                                                 $          289
      Contract cancellations                                                                        93
      Occupancy related                                                                             55
      Other                                                                             $           83         520             697
                                                                                          =============  ==========
  Deferred income taxes
        Estimated deposit base intangible                                                              $     1,771
        Investment securities - adjustment to fair value                                                        30
        Estimated purchase accounting adjustments                                                             (697)
                                                                                                         ----------
          Total                                                                                        $     1,104
        Income tax rate                                                                                       0.35             386
                                                                                                         ==========
  Deduct
    Estimated deposit base intangible
      Wachovia deposits                                                                                $    44,278
      Premium rate                                                                                            0.04          (1,771)
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        Goodwill                                                                                                   $         7,136
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(4) The pro forma adjustments related to the pro forma balance sheet at June 30, 2001, are presented below.

                                                                                                                          June 30,
(In millions)                                                                                                                 2001
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Cash
  Assumed deposit divestiture                                                                                      $        (1,500)
  Merger-related charges                                                                                                       (78)
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    Total cash adjustments                                                                                                  (1,578)
Investment securities - adjustment to fair value                                                                                30
Premises and equipment - adjustment to fair value                                                                             (102)
Goodwill and other intangible assets - adjustment
  Goodwill                                                                                                                   7,136
  Wachovia goodwill and other intangible assets                                                                             (1,318)
  Deposit base intangible                                                                                                    1,771
-----------------------------------------------------------------------------------------------------------------------------------
        Goodwill and other intangible assets adjustment, net                                                                 7,589
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Other assets - adjustment to fair value                                                                                        (75)
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        Total                                                                                                      $         5,864
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Deposits
  Noninterest-bearing - assumed divestiture of 19 percent of $1.5 billion                                                     (285)
  Interest-bearing - assumed divestiture of 81 percent of $1.5 billion                                                      (1,215)
-----------------------------------------------------------------------------------------------------------------------------------
        Total deposit adjustment                                                                                            (1,500)
-----------------------------------------------------------------------------------------------------------------------------------
Other liabilities
  Personnel related                                                                                                            289
  Occupancy related                                                                                                             55
  Contract cancellations                                                                                                        93
  Dividend payable                                                                                                              49
  Restructuring accrual                                                                                                        112
  Other                                                                                                                         83
  Current income taxes (benefits)
    Restructuring accrual                                                                              $      (112)
    Merger-related charges                                                                                     (78)
                                                                                                         ----------
      Total restructuring and merger-related charges adjustment                                        $      (190)
      Income tax rate                                                                                         0.35             (66)
                                                                                                         ----------
  Deferred income taxes
    Purchase accounting adjustments (Note 3)                                                                                   386
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        Total other liabilities adjustment                                                                                   1,001
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        Total liabilities adjustment                                                                                          (499)
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Stockholders' equity
  Preferred stock adjustment                                                                                                    49
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  Common stock adjustment
    Shares of common stock to be issued (In thousands)                                                     406,644
    First Union par value                                                                              $      3.33           1,355
                                                                                                         ----------
    Less Wachovia common stock                                                                                              (1,017)
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        Common stock adjustment                                                                                                338
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  Paid-in capital adjustment
    Purchase price - Wachovia common shares                                                                                 12,667
    Fair value of outstanding employee stock options                                                                           227
    Wachovia retained earnings                                                                                               4,728
    Wachovia accumulated other comprehensive income                                                                              6
    Wachovia  stockholders' equity                                                                                          (6,456)
    Common stock adjustment                                                                                                   (338)
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        Paid-in capital adjustment                                                                                          10,834
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  Retained earnings adjustment
    Restructuring and merger-related charges adjustment, net of current income tax benefit                                    (124)
    Elimination of Wachovia retained earnings                                                                               (4,728)
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        Retained earnings adjustment                                                                                        (4,852)
-----------------------------------------------------------------------------------------------------------------------------------
  Elimination of Wachovia accumulated other comprehensive income                                                                (6)
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          Stockholders' equity adjustment                                                                                    6,363
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        Total                                                                                                      $         5,864
===================================================================================================================================

(5) The following pro forma adjustments related to the unaudited pro forma combined condensed statements of income reflect amortization on a seven-year sum-of-the-years' digits method for the deposit base intangible.

                                                                                                               Six
                                                                                                            Months            Year
                                                                                                             Ended           Ended
                                                                                                          June 30,    December 31,
(In millions)                                                                                                 2001            2000
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Noninterest expense adjustments
  Deposit base intangible amortization                                                                 $       221             443
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense adjustment                                                                   221             443
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Reduction in income from continuing operations before income
  taxes and cumulative effect of a change in accounting principle                                             (221)           (443)
-----------------------------------------------------------------------------------------------------------------------------------
Income tax adjustment
  Deposit base intangible amortization                                                                         221             443
  Income tax rate                                                                                             0.35            0.35
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        Total income tax adjustment                                                                            (77)           (155)
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Reduction in income from continuing operations before
  cumulative effect of a change in accounting principle                                                $      (144)           (288)
===================================================================================================================================

(6) The pro forma computation of basic and diluted earnings per share for the six months ended June, 2001, and for the year ended December 31, 2000, is presented below.


                                                                                                               Six
                                                                                                            Months            Year
                                                                                                             Ended           Ended
                                                                                                          June 30,    December 31,
(Dollars in millions, except per share data)                                                                  2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in accounting principle                                    $     1,513             513
Less:
  Dividends on preferred stock                                                                                 (12)              -
  Imputed interest on First Union's transactions in its common stock                                           (13)            (21)
-----------------------------------------------------------------------------------------------------------------------------------
Income available to common stockholders
  before cumulative effect of a change in accounting principle                                         $     1,488             492
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                               $      1.08            0.36
Diluted earnings per share                                                                             $      1.07            0.36
Average shares - basic (In thousands)                                                                    1,380,156       1,376,586
Average shares - diluted (In thousands)                                                                  1,391,668       1,383,072
===================================================================================================================================

(7) On March 1, 2001, Wachovia completed the purchase of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida. Republic Security had assets of $3.1 billion and deposits of $2.1 billion at December 31, 2000. The transaction was accounted for as a purchase and resulted in intangible assets of approximately $260 million and the issuance of 6.1 million shares of Wachovia common stock. The historical financial information for Wachovia includes this acquisition as of and for the four months ended June 30, 2001, and the pro forma financial information presented herein is not adjusted for this acquisition on a pro forma basis.

         In the second quarter of 2001, Wachovia sold its credit card portfolio, and as a result, Wachovia's consolidated statement of income for the year ended December 31, 2000, has been restated herein to reflect the discontinued credit card business. The portfolio included 2.8 million customer accounts and managed balances of $8 billion on and off-balance sheet.

(8) The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this Standard, goodwill and certain other intangible assets are not be subject to amortization, but rather are subject to periodic testing for impairment. Deposit base intangible continues to be subject to amortization. Accordingly, the pro forma financial information presented herein does not include goodwill amortization expense for goodwill recorded in connection with the merger of First Union and Wachovia.

(9) In connection with the merger, we have begun to further develop our plans, which are currently very preliminary, to consolidate the operations of the two companies. The specific details of these plans will be refined over the next several months. We are currently in the process of assessing the two companies' personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of former Wachovia employees, vacating former Wachovia leased premises, canceling contracts between the former Wachovia and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by the former Wachovia. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of our plans.

         In addition to decisions regarding former Wachovia employees and activities, certain decisions may be made to involuntarily terminate former First Union employees, vacate former First Union leased premises, cancel contracts and sell or otherwise dispose of certain premises, furniture and equipment owned by First Union. The costs of all such decisions would be recorded as a restructuring charge in the results of operations of the combined company in the period in which our plans are finalized and approved by the appropriate level of management. We expect to record a restructuring charge upon completion of the merger and additional restructuring charges may follow during the merger integration period as plans are finalized.

         In addition to the costs described above, we will incur merger-related charges in the process of combining the operations of the two companies. These merger-related charges include system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that these costs will be incurred over a three-year period after completion of the merger.

         The following is a summary of estimated purchase accounting adjustments, restructuring charges and merger-related charges.


                                          Purchase   Restruct-                              Merger-Related Charges
                                        Accounting       uring    -------------------------------------------------
(In millions)                          Adjustments     Charges         2001        2002           2003        2004           Total
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Personnel related                    $         289         102           22          18             28           6             465
Premises and equipment                         102          10            9          28             30          15             194
Contract cancellations                          93           -            -           -              -           -              93
Other assets                                    75           -            -           -              -           -              75
Occupancy related                               55           -            6          18             57          18             154
Conversion related                               -           -           10          69            110          96             285
Communication related                            1           -           20          11             17           -              49
Other                                           82           -           11          24              8           4             129
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        Total                        $         697         112           78         168            250         139           1,444
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